G MEDICAL INNOVATIONS HOLDINGS LTD.

5 Oppenheimer St.

Rehovot 7670105, Israel

October 28, 2020

Via EDGAR

Tim Buchmiller

Jason L. Drory

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	G Medical Innovations Holdings Ltd. (the “Company,” “we,” “our” and similar terminology)

Amendment No. 1 to Registration Statement on Form F-1

Filed October 22, 2020

File No. 333-249182

Dear Sirs:

The purpose of this letter is to respond to the comment letter of October 26, 2020 received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above mentioned amended registration statement on Form F-1. For your convenience, your original comments appear in bold text, followed by our response. On October 28, 2020, we filed amendment No. 2 to the Company’s registration statement on Form F-1 incorporating changes based on your comments (the “Amended Form F-1”). Page references in our responses are to the Amended Form F-1.

Amendment No. 1 to Registration Statement on Form F-1

Prospectus Summary

Our Company, page 1

1. We note you have provided revenue, profitability and cash used in operations information related to your financial results for the three years ended December 31, 2019. Please balance this information with similar information for the six months ended June 30, 2020 and 2019. In addition, balance your discussion of your gross margins in the service business with your gross margins in the products business. Finally, address this comment as it relates to the similar disclosure you presented in the Business section on page 58.

Response: We have revised our disclosures on pages 1 and 58 of the Amended Form F-1 in response to the Staff’s comment.

Prospectus Summary

Recent Developments, page 6

2. We note your updated disclosure that the board of directors approved the issuance of 1,000,000 ordinary shares and five-year warrants to purchase 734,371 ordinary shares with an average exercise price of $0.76 to your underwriters for “prior services rendered.” Please provide additional details on the specific nature of the “prior services rendered.” In addition, please advise on how the number of ordinary shares and exercise price was determined.

Response: The Staff is advised that the referenced shares and warrants approved by the Company’s board of directors for issuance to Fosun Hani Securities (HK) Ltd. and Boustead Capital Markets (UK) LLP were issued pursuant to an amendment letter signed by the parties or their affiliates on September 4, 2020 with regard to financial advisory services pertaining to various pre-initial public offering financings undertaken by the Company in Australia during 2020 as disclosed in the Registration Statement (the “Pre-IPO Financings”). According to the amendment, the Company agreed to pay cash commissions owed to the financial advisors valued at A$900,000 in the form of ordinary shares and warrants, with (i) the number of ordinary shares being derived with reference to the cash amount due, divided by an agreed to price (resulting in 1,000,000 ordinary shares on a post-reverse split basis), and (ii) the number and exercise price of the warrants being derived from the ordinary shares sold to, and price paid by, the investors in the Pre-IPO Financings. We have revised our disclosure on page 6 of the Amended Form F-1 to reflect the detail requested by the Staff in its comment.

3. We note your updated disclosure that your board of directors approved the issuance to Yacov Geva of 5,277,778 Ordinary Shares and a cash bonus of $240,000 in consideration of his service to your company. Please update your related party transaction section accordingly to reflect this recent event.

Response: We have updated our related party transaction section in Amended Form F-1 in response to the Staff’s comment.

Exhibits

4. The Exhibit 5.1 legality opinion that you file to satisfy your obligations under Regulation S-K Item 601(b)(5) should not assume conclusions of law that are necessary for the ultimate opinion. Please revise the assumptions in clause (i) of the legality opinion or tell us why those assumptions are appropriate. See Section II.B.3 of Staff Legal Bulletin No. 19. In addition, the assumption in clause (e) should be limited to parties other than the company.

Response: We have included a revised 5.1 Exhibit in our Amended Form F-1.

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If you have any questions or require additional information, please call our attorney David Huberman at (332) 208-9012, of Sullivan & Worcester LLP.

Sincerely,

G MEDICAL INNOVATIONS HOLDINGS LTD.

By:	/s/ Dr. Yacov Geva
Chief Executive Officer

cc:	Jeanne Bennett

Jeanne Baker